

July 9, 2014

<u>Via E-Mail</u>
Rodney C. Sacks
Chief Executive Officer
Monster Beverage Corporation
1 Monster Way
Corona, CA 92879

      Re: **Monster Beverage Corporation**
               Form 10-K for the Year Ended December 31, 2013
               Filed March 3, 2014
               Definitive Proxy Statement on Schedule 14A
               Filed April 21, 2014
               File No. 000-18761

Dear Mr. Sacks:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2013</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36</u>
<u>Liquidity and Capital Resources, page 49</u>

1. Please disclose the following in future filings:
    - The amount of cash, cash equivalents and short-term investments held by foreign subsidiaries as compared to your total amount of cash, cash equivalents and short-term investments;
    - You would be required to accrue and pay taxes to repatriate these funds; and
    - You do not intend to repatriate them, if true.

    Please provide us with your proposed disclosure.

Consolidated Financial Statements, page 68
Notes to the Consolidated Financial Statements, page 76
Note 13. Income Taxes, page 99

2. In future filings, please disclose the domestic and foreign components of income (loss) before income taxes. Refer to Rule 4-08(h)(1)(i) of Regulation S-X. Please provide us your proposed disclosure.

Note 16. Segment Information, page 102

3. In future filings, please disclose whether your operating segments have been aggregated in arriving at your reportable segments as required by FASB ASC 280-10-50-21. Please provide us your proposed disclosure.

4. In future filings, please define contribution margin and disclose how it is meaningful in evaluating your segment performance. Please provide us your proposed disclosure.

Definitive Proxy Statement on Schedule 14A filed April 21, 2014
Long-Term Incentive Program, page 21

5. We note that total compensation for your named executive officers increased significantly for 2013 primarily as a result of option awards that were provided to each NEO. We also note your disclosure on page 21 that such awards were designed to reward for and align with the company's continued strong performance…particularly in terms of global growth and financial performance. Please confirm that in future filings you will revise your compensation discussion and analysis to address how you determined to award each executive officer the amount of compensation that he or she actually received. For example, if the company used any specific performance target in awarding compensation, you should disclose the target, and describe whether the target was met and how your compensation committee considered this in determining the amount of compensation to award your NEOs. Your disclosure should provide this information for the Long-Term Incentive Program compensation that was awarded based on performance, and it should provide investors with enough information to understand the material period-on-period changes in your compensation reflected in your Summary Compensation Table. See Items 402(b)(2)(v), (vii) and (ix) of Regulation S-K. Please provide draft disclosure in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining